Exhibit 99.1

AirMedia Enters into Definitive Merger Agreement for Going Private Transaction

BEIJING, September 30, 2015 — AirMedia Group Inc. (“AirMedia” or the “Company”) (NASDAQ: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high end consumers, as well as a first-mover in the in-flight and on-train Wi-Fi market, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with AirMedia Holdings Ltd. (“Parent”) and AirMedia Merger Company Limited (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which Parent will acquire AirMedia (the “Transaction”) for US$3.00 per ordinary share of the Company (a “Share”) or US$6.00 per American depositary share, each representing two Shares (an “ADS”). This amount represents a premium of 70.5% over the Company’s closing price of US$3.52 per ADS on June 18, 2015, the last trading day prior to June 19, 2015, the date that the Company announced that it had received a “going-private” proposal.

Immediately after the completion of the Transaction, Parent will be ultimately beneficially owned by Mr. Herman Guo Man, Ms. Dan Shao, Mr. Qing Xu (collectively, the “Buyer Group”), certain members of the management of the Company and a special purpose vehicle holding shares of the Parent reserved for the vesting or exercise of future employee share incentive awards Parent intends to issue. To date, the Buyer Group beneficially owns, in the aggregate, approximately 35% of the outstanding Shares (excluding outstanding options of the Company).

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a special committee of the Board (the “Special Committee”), approved the Merger Agreement and the Transaction and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Transaction. The Special Committee, which is composed solely of independent directors of the Company who are unaffiliated with Parent, Merger Sub or any member of the Buyer Group or management of the Company, exclusively negotiated the terms of the Merger Agreement with the Buyer Group with the assistance of its independent financial and legal advisors.

The Transaction is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders convened to consider the authorization and approval of the Merger Agreement. The Buyer Group has agreed to vote all of the Shares beneficially owned by them in favor of the authorization and approval of the Merger Agreement and the Transaction. If completed, the Transaction will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NASDAQ Global Market.

The Buyer Group intends to fund the Transaction from the proceeds of a loan to be provided by China Merchants Bank Co., Ltd., New York Branch pursuant to a debt commitment letter dated September 29, 2015.

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the Transaction, the Company and the other participants in the Transaction.

Duff & Phelps, LLC and Duff & Phelps Securities, LLC (together, “Duff & Phelps”) are serving as financial advisors to the Special Committee. Kirkland & Ellis is serving as U.S. legal advisor to the Special Committee and Maples and Calder is serving as Cayman Islands legal advisor to the Company and Commerce & Finance Law Offices is serving as PRC legal advisor to the Company. Duane Morris & Selvam LLP is serving as legal advisor to Duff & Phelps.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to the Buyer Group and Zhong Lun Law Firm and Travers Thorp Alberga are serving as PRC and Cayman Islands legal advisors to the Buyer Group, respectively.

With respect to the previously announced sale of AirMedia Group Co., Ltd., the Company has determined that shareholder approval is not required and the Company will proceed to the closing of such transaction.

About AirMedia

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, as well as a first-mover in the in-flight and on-train Wi-Fi market. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

AirMedia, which is in the process of transforming into a leading in-flight and on-train Wi-Fi operator in China, has obtained concession rights to install and operate Wi-Fi systems on the airplanes operated by Hainan Airlines Group and on the trains operated by several main railway bureaus in China, including Beijing Railway Bureau, Shanghai Railway Bureau and Guangzhou Railway (Group) Corporation.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station, in-flight internet services and in-air multimedia platform or other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn